

January 31, 2011

Mr. Russell K. Boyd
President and Chief Executive Officer
INTREorg Systems, Inc.
2600 E. Southlake Blvd., Suite 120-366
Southlake, TX 76092

      Re: **INTREorg Systems, Inc.**
               Form 10-K for the Fiscal Year ended December 31, 2009
               Filed April 15, 2010
               Form 10-Q for the Quarterly Period ended June 30, 2010
               Filed August 16, 2010
               Form 10-Q for the Quarterly Period ended September 30, 2010
               Filed November 22, 2010
               File No. 000-53262

Dear Mr. Boyd:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      /s/ Stephen Krikorian

                      Stephen Krikorian
                      Accounting Branch Chief